

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Weilai Zhang
Chief Executive Officer
Antelope Enterprise Holdings Ltd
Room 1802, Block D, Zhonghai International Center
Hi-Tech Zone, Chengdu
Sichuan Province, PRC

> **Re: Antelope Enterprise Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-34944**

Dear Weilai Zhang:

We have reviewed your August 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 82

1. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5) are provided for "our company." Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

- With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
- With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

	Please contact Kyle Wiley at (202) 344-5791 or Andrew Mew at (202) 551-3377 with any other questions.

						Sincerely,

						Division of Corporation Finance
						Disclosure Review Program

cc:	Joan Wu